SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C.  20549
___________________
SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Duckwall-Alco Stores, Inc.
--------------------------------
(NAME OF ISSUER)

Common Stock, par value $.01 per share
----------------------------------------
(TITLE OF CLASS OF SECURITIES)

264142100
---------------------------------
(CUSIP NUMBER)

Mr. Robert L. Woodard
Kansas Public Employees
 Retirement System
400 SW 8th, Suite 200
Topeka, KS  66603-3925
(913) 296-6666

Mr. William J. Morgan
Pacholder Associates, Inc.
8044 Montgomery Road,
Suite 382
Cincinnati, OH  45236
(513) 985-3200

Mr. Brian P. Murphy
Portfolio Advisors, Inc.
2701 Summer Street,
Suite 200
Stamford, CT  06905
(203) 363-2270
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS)
October 15, 1996
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .
Check the following box if a fee is being paid with this statement [ ] .
1. NAME OF REPORTING PERSONS
	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	Kansas Public Employees Retirement System; IRS Tax ID #48-0944170

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
	                                                             (b) [ ]
3. SEC USE ONLY
4. SOURCE OF FUNDS*
	00
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e)                         [ ] Not Applicable
6. CITIZENSHIP OR PLACE OF ORGANIZATION
	State of Kansas
7. SOLE VOTING POWER
	None
8. SHARED VOTING POWER
	1,017,134
9. SOLE DISPOSITIVE POWER
	None
10.     SHARED DISPOSITIVE POWER
	1,017,134
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,017,134
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*                       [ ] Not Applicable
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	20.0% (19.2% on a fully-diluted basis)
14. TYPE OF REPORTING PERSON*
	EP
1. NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	K.D.F. a Massachusetts Nominee Partnership; IRS Tax ID #48-0930440

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
	                                                   (b) [ ]
3.SEC USE ONLY
4. SOURCE OF FUNDS*
	00
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e)                        [ ] Not Applicable
6. CITIZENSHIP OR PLACE OF ORGANIZATION
	State of Massachusetts
7. SOLE VOTING POWER
	None
8. SHARED VOTING POWER
	None
9. SOLE DISPOSITIVE POWER
	None
10. SHARED DISPOSITIVE POWER
	None
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	None
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*                            [ ] Not Applicable
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	0.0%
14. TYPE OF REPORTING PERSON*
	PN
1. NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	Pacholder Associates, Inc.; IRS Tax ID #31-1089398
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
	                                                      (b) [ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS*
	00
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) OR 2(e)         [ ] Not Applicable
6. CITIZENSHIP OR PLACE OF ORGANIZATION
	State of Ohio
7. SOLE VOTING POWER
	None
8. SHARED VOTING POWER
	1,017,134
9. SOLE DISPOSITIVE POWER
	None
10. SHARED DISPOSITIVE POWER
	1,017,134
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,017,134
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*                         [ ] Not Applicable
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	20.0% (19.2% on a fully-diluted basis)
14. TYPE OF REPORTING PERSON*
	IA, CO


1. NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	Portfolio Advisors, Inc.; IRS Tax ID #06-1393720
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
	                                                      (b) [ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS*
	00
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e)                    [ ] Not Applicable
6. CITIZENSHIP OR PLACE OF ORGANIZATION
	State of Delaware
7. SOLE VOTING POWER
	None
8. SHARED VOTING POWER
	1,017,134
9. SOLE DISPOSITIVE POWER
	None
10. SHARED DISPOSITIVE POWER
	1,017,134
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,017,134
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                [ ] Not Applicable
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	20.0% (19.2% on a fully-diluted basis)
14. TYPE OF REPORTING PERSON*
	IA, CO

  This Statement on Schedule 13D is a joint filing by the Kansas Public Employees Retirement System ("KPERS"), K.D.F, a Massachusetts Nominee Partnership ("KDF"), Pacholder Associates, Inc. ("PAI") and Portfolio Advisors, Inc. ("Portfolio"). This filing is an amendment to a joint filing dated September 18, 1996 by KPERS, KDF, PAI and Portfolio.
Item 1.  Security and Issuer
    This Schedule 13D relates to the common stock of Duckwall-Alco Stores, Inc. (the "Company"), par value $.01 per share. The address of the Company's principal office is 401 Cottage Street, Abilene, Kansas 67410.
Item 2.  Identity and Background
    (a-c,f) This Schedule 13D is filed by KPERS, KDF, PAI and Portfolio. KPERS is an instrumentality of the State of Kansas with a business address of 400 Southwest Eighth Avenue, Suite 200, Topeka, KS 66603-3925. KPERS is an umbrella organization which administers funds for members of participating public employers to provide for their retirement, death or termination of employment. KDF is a nominee partnership, acting by and on behalf of KPERS as its nominee. KDF's address is c/o Boston Safe Deposit & Trust Co., One Cabot Road, Medford, MA 02155. The business address of KDF's partners is the same as that of KDF. PAI is a corporation organized under the laws of the State of Ohio and its business address is Bank One Towers, 8044 Montgomery Road, Suite 382, Cincinnati, OH 45236. PAI is engaged in business as a registered investment advisor. Portfolio is a corporation organized under the laws of the State of Delaware and its business address is 760 Hopmeadow Street, P.O. Box 689, Simsbury CT 06070-0689. Portfolio is engaged in business to render investment advisory services.
    Pursuant to an Investment Advisory Agreement (the "Agreement") dated August 7, 1996 between KPERS, PAI, and Portfolio (incorporated by reference as Schedule A to Amendment No. 1 on Schedule 13-D filed by KPERS, KDF, PAI and Portfolio on September 18, 1996), PAI and Portfolio are responsible for managing KPERS's investment in the Company. Under the terms of the Agreement, KPERS, PAI and Portfolio have shared voting and dispositive power over securities beneficially owned by KPERS and held of record by KDF, a nominee without dispositive powers.
    (d) During the last five years neither KPERS, KDF, PAI and Portfolio, nor any of their officers, partners, directors or trustees have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
    (e) During the last five years neither KPERS, KDF, PAI nor Portfolio, nor any of their officers, partners, directors or trustees were a party to a civil proceeding as a result of which a judgment or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.
Item 3.  Source and Amounts of Funds and Other Consideration
    No funds have been used in the acquisition of beneficial ownership by the parties since the reorganization on May 29, 1991 (see Item 4 below).
Item 4.  Purpose of Transaction
    On October 15, 1996, PAI, Portfolio and KPERS sold 154,203 common shares of the Company owned by KPERS in connection with a public offering by the Company. This sale, combined with the sale of newly issued common shares by the Company, reduced KPERS' fully-diluted ownership percentage from 27.9% to 19.2%. Except as mentioned above, PAI, Portfolio and KPERS have no plans or proposals which relate to or would result in any of the following.
	(a) The acquisition or disposition of the securities of the Company;
	(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
	(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
	(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
	(e) Any material change in the present capitalization or dividend policy of the Company;
	(f) Any other material change in the Company's business or corporate structure;
	(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issues by any person;
	(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
	(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
	(j)  any action similar to any of those enumerated above.
Item 5.  Interest in Securities of the Company
	(a) Pursuant to the Agreement, KPERS, PAI and Portfolio must jointly agree on any voting or dispositive action on securities beneficially owned by KPERS. Currently, KPERS, PAI and Portfolio beneficially own 1,017,134 common shares, or 20.0% of all issued and outstanding common shares. This represents 19.2% ownership on a fully-diluted basis.
	(b) KPERS, PAI and Portfolio share the power pursuant to the Agreement (i) to cause KDF to dispose of the 1,017,134 common shares; and (ii) to vote any common shares currently owned.
	(c)  None.
	(d)  None.
	(e)  None.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
	Information respective to Item 6 is set forth in Item 2 above.



SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              						KANSAS PUBLIC EMPLOYEES
 					                           	  RETIREMENT SYSTEM



		                              				October 21, 1996
			                              			Date



		                              				/s/Robert L. Woodard
				                              		Signature



			                              			Chief Investment Officer
		                              				Title


			                              			KDF, A MASSACHUSETTS NOMINEE
				                            		  PARTNERSHIP



			                              			October 21, 1996
					                              	Date



			                              			/s/Maria Serra
	                              					Signature



				                              		General Partner
				                              		Title



				                              		PACHOLDER ASSOCIATES, INC.



				                              		October 21, 1996
				                              		Date



				                              		/s/William J. Morgan
				                              		Signature



				                              		President
				                              		Title


				                              		PORTFOLIO ADVISORS, INC.



				                              		October 21, 1996
				                              		Date



				                              		/s/Brian P. Murphy
				                              		Signature



				                              		Director
			                              			Title